Exhibit 21.1

Subsidiaries of InterXion Holding N.V.

Name of Subsidiary	Jurisdiction

InterXion HeadQuarters B.V.	The Netherlands

InterXion Nederland B.V.	The Netherlands

InterXion Trademarks B.V.	The Netherlands

InterXion Österreich GmbH	Austria

InterXion Belgium N.V.	Belgium

InterXion Denmark ApS	Denmark

InterXion France SAS	France

InterXion Deutschland GmbH	Germany

InterXion Ireland Ltd	Ireland

InterXion Telecom SRL	Italy

InterXion España SA	Spain

InterXion Sverige AB	Sweden

InterXion (Schweiz) AG	Switzerland

InterXion Carrier Hotel Ltd.	United Kingdom

InterXion Real Estate Holding B.V.	The Netherlands

InterXion Real Estate I B.V.	The Netherlands

Centennium Detachering B.V.	The Netherlands

InterXion Consultancy Services B.V.	The Netherlands

InterXion Telecom B.V.	The Netherlands

InterXion Trading B.V.	The Netherlands

InterXion B.V.	The Netherlands

InterXion Europe Ltd.	United Kingdom

InterXion Telecom Ltd.	United Kingdom